Contact

www.linkedin.com/in/cjfollini (LinkedIn)
wearenoyack.com/ (Company)
noyack-wealth-weekly-newsletter.beehiiv.com/ (Blog)

Top Skills

Real Property

Asset Management

Financial Literacy Training

Languages

Spanish

Italian

Honors-Awards

Moderator & Speaker - AdvertisingWeek

HEREmanitarian Award

Best Documentary

Best Short Film - '' Bullet in the Brain''

Winner of The Chrysler/Universal Studios Million Dollar Film Award

Publications

HERE Hosts Interstellar Gala, Honoring CJ Follini

Why Virtual Reality Could Inspire More Impactful and Emotional Employee Evangelism | Imminent has major brands intrigued

Noyack Medical Partners Forming $200 Million Fund to Invest in Alt-Real Estate

The Customer Within: The Power of Employee Engagement And Inside-Out Marketing

Charles Follini

Board Director| Financial Educator | Alternative Investment Expert | Multiple Fund Manager | Proud Dad
New York, New York, United States

Summary

Hi, I’m CJ Follini, founder of NOYACK—a 501(c)(3) nonprofit with one simple mission: universal financial education.

I didn’t choose finance. It chose me the day my life turned upside down at 20.

My father—a decorated NYFD firefighter and the son of Italian immigrants—built a $100M construction business from nothing. But when he suffered a massive stroke, we were suddenly at risk of losing everything. My dream of playing in the NHL disappeared overnight. I was left to manage our family’s finances alone—no mentors, no resources, no internet. This was 1987.

I had to figure it all out from scratch. And it was brutal.

That’s why I started NOYACK—so that no 19-year-old, no 29-year-old, no 39-year-old Millennial ever has to feel the fear and isolation I did. We're here to offer what I never had: a safe, trusted, and empowering space to learn how money actually works.

NOYACK Wealth Club is the educational arm of a larger ecosystem built to help Millennials and Gen Z prepare for the $84 trillion Great Wealth Transfer.
But we’re not just teaching theory—we’re helping you take action.

Whether you’re budgeting for the first time, climbing out of student debt, starting a family, or trying to make sense of private market investing—we meet you where you are. Through our weekly newsletter, AI-powered tools, masterclasses, and live events, we help you move from financial confusion to financial confidence.

We call it “Investing for Love”—our take on goals-based investing. It means investing with purpose—for the people you care about, the

milestones that matter, and the future you want to build. Not just for retirement or returns, but for freedom, stability, and peace of mind.

If you're ready to take control of your financial journey, join our growing community of over 145,000 young adults already learning with us each week - https://bit.ly/3MhCeNv

And if you want to understand the full ecosystem—including how we help you access alternative investments —you can learn more about NOYACK: https://bit.ly/3Ujnj9S

Let’s build the wealth education system we deserved.
Let’s rewrite the financial future.
AccessGranted™.

Experience

NOYACK Wealth Club
Founder & CEO
2022 - Present (3 years)
NYC

NOYACK is a modern wealth ecosystem built for Millennials and Gen Z navigating the $38T Great Wealth Transfer.

We do two things—exceptionally well:

Educate through Noyack Wealth Club (501(c)(3)): Real financial education on investing, taxes, insurance, estate planning, and more—without the jargon.

Enable through Noyack Investing Club: Curated access to private market investments—real estate, venture capital, fine art—with low minimums and tax-smart structures.

We’re also the first to offer an AI copilot trained specifically on personal wealth management.

In just months, we’ve built a community of 110K+ learners, investors, and first-gen wealth builders.

This isn’t financial advice. It’s financial ownership.

We are NOYACK. And so are you.

NYU Schack Institute of Real Estate

Adjunct Professor of Real Estate

April 2024 - Present (1 year 5 months)

New York City Metropolitan Area

I teach in the NYU Masters Program specifically about Real Estate Investment Trusts, Financing and Investment

Noyack Investing Club

Managing Partner & Chief Investment Officer

2022 - Present (3 years)

New York City Metropolitan Area

NOYACK is revolutionizing self-directed wealth management by making world-class private investments accessible to all investors, not just the institutions. At our core is a commitment to financial education and technological innovation, empowering individuals with the knowledge to invest like billionaires. It’s not about quick returns or cashing out. It’s about making smart financial decisions for your future. Our goal is to teach members to fish for themselves so they can build generational wealth. Whether they’re looking to make a small investment or have just inherited a family nest egg they need to protect - we’re here to transform their lives, their kid’s lives and if all goes as planned, their kid’s kid’s lives.

NOYACK is all about creating a new kind of wealth management culture; one that doesn't lead with transaction but brings people together in a community space for young investors to learn, connect and generate wealth through private investing. Financial literacy AND access as social impact. We want to open up that door and give access to the powerful world of Private Investments.

Come with us, to the room where it all happens.

We are Noyack.

And so are you.

AccessGranted.™

Fortune

Contributing Editor

April 2022 - Present (3 years 5 months)

New York City Metropolitan Area

SpaceX
Seed Investor
2017 - Present (8 years)

Hawthorne, California, United States

Golden Seeds
Early Stage Investor
2019 - Present (6 years)

New York City Metropolitan Area

50% of the U.S. population are women. 42% of entrepreneurial ventures are women-owned. Since our founding in 2005, we have been propelled to identify promising women entrepreneurs, to support their growth, and to better align these ratios to create value through the breakthrough ideas and tenaciousness of women entrepreneurs. Women are starting businesses at record levels, with the ideas, skills and talents to build great companies. Golden Seeds, one of the nation's largest and most active early-stage investment groups, focuses squarely on female founders. Our investment thesis rests on extensive research with a compelling conclusion: gender diverse teams produce better return on equity. By seeking companies where women hold leadership positions and own substantial equity, we fund companies likely to have diverse perspectives that will contribute to ultimate success.

Golden Seeds members have invested over $140 million in over 200 exciting women-led companies … and counting. Headquartered in New York City, Golden Seeds has chapters in Arizona, Atlanta, Boston, Dallas, Houston, New Jersey, New York and Silicon Valley

Private Multi Family Office (MFO)
Managing Director & Chief Investment Officer
January 1996 - March 2022 (26 years 3 months)

New York City Metropolitan Area

Noyack was the asset manager for a nine family alternative multi family office with $1.15 billion of alternative investment AUM. NOYACK allocated to commercial real estate, seed VC, consumer packaged goods, and special situations.

Ten Paces Media
Executive Producer
1997 - 2019 (22 years)

NYC

Oscar-winning producer (Slingblade) and head of studios. Builder and investor in physical studio infrastructure as well as SVOD, immersive video (VR/AR/360°). Created subsidiary to build content IP library & publishing.

Economic Innovation Group
Member Of The Board Of Advisors
2016 - 2018 (2 years)
Washington D.C. Metro Area

Founded by Sean Parker, John Lettieri, and Steve Glickman, EIG is a bipartisan public policy organization that combines innovative research and data-driven advocacy to address America's most pressing economic challenges. From our headquarters in the nation's capital, EIG convenes leading experts from the public and private sectors, develops original research, and advances creative policy proposals that bring new jobs, investment, and economic dynamism to U.S. communities.

Gun For Hire Digital Studios
CEO
1997 - 2002 (5 years)
NYC, Miami, Toronto, Vancouver, Los Angeles

Mr. Follini served as CEO of the Gun For Hire Media Studios, the largest digital production facility in New York from 1996 - 2001. He conceived, designed, and supervised construction of all of Gun For Hire's 400,000+ square feet of digital media centers in New York, Miami, Vancouver, Toronto and Los Angeles. His New York facility earned the 1998 Crain's Magazine Small Business Award.

Shooting Gallery Films
Principle & Oscar-winning Producer
September 1996 - 2001 (5 years)
NYC

Producer of several award-winning films & digital media content

KKR
8 years 4 months

Principal
January 1993 - December 1996 (4 years)
New York City Metropolitan Area

Vice President
September 1990 - September 1993 (3 years 1 month)
New York City Metropolitan Area

Associate
September 1988 - September 1990 (2 years 1 month)
New York City Metropolitan Area

Education

Harvard Business School
Executive Management Program

London School of Economics and Political Science
GC, Game Theory And Econometrics

Tufts University
Bachelor of Science (BS), Mathematical Statistics and Probability

Fordham Preparatory
Classics and Classical Languages, Literatures, and Linguistics